Stephen J. Cosgrove	One Johnson & Johnson Drive
Vice President	New Brunswick, NJ 08933
Corporate Controller

August 22, 2011

Via EDGAR
Ms. Tabatha Akins
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:       Johnson & Johnson
Form 10-Q for the Quarterly Period Ended April 3, 2011
Filed May 10, 2011

Dear Ms. Akins:

Johnson & Johnson is submitting this letter in response to the verbal comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), per discussions held on August 9, 2011 and August 11, 2011, with respect to Johnson & Johnson’s Form 10-Q filed with the Commission on May 10, 2011 for the interim period ended April 3, 2011 (the “Form 10-Q”).

Set forth below is the comment followed by our response:

Form 10-Q for the Interim Period Ended April 3, 2011

Part I, Item1
Notes to Consolidated Financial Statements
11.  Legal Proceedings
Product Liability, page 18

1. We believe the quantitative disclosure outside of the financial statements specified in SAB (Topic 5Y question 3: What disclosures regarding loss contingencies may be necessary outside the financial statements?) should be made related to aggregate claims related to product liability such as aggregate settlement, disclosure of the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim.  We also believe that historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity should also be disclosed pursuant to the SAB.  Please provide proposed disclosure.

Based on our discussion the disclosure should address material matters.

Response:

In response to the staff’s verbal comment and request for information the Company will enhance disclosure related to product liability in future filings beginning with Form 10Q for the period ended October 2, 2011 as follows:

PRODUCT LIABILITY

The Company’s subsidiaries are involved in numerous product liability cases. The damages claimed are substantial, and while the Company’s subsidiaries are confident of the adequacy of the warnings and instructions for use that accompany the products at issue, it is not feasible to predict the ultimate outcome of litigation. The Company has established product liability accruals in compliance with ASC 450-20 based on currently available information, which in some cases may be limited. Changes to the accruals may be required in the future as additional information becomes available.

Multiple products of the Company’s subsidiaries are subject to numerous product liability claims and lawsuits. There are a significant number of claimants who have pending lawsuits or claims regarding injuries allegedly due to ORTHO EVRA®, RISPERDAL®, LEVAQUIN®, DURAGESIC®/fentanyl patches, pelvic meshes, the CHARITÉ™ Artificial Disc, CYPHER® Stent, and ASR™ Hip. These claimants seek substantial compensatory and, where available, punitive damages.

In August 2010, DePuy Orthopaedics, Inc. (DePuy) announced a worldwide voluntary recall of its ASR™ XL Acetabular System and DePuy ASR™ Hip Resurfacing System used in hip replacement surgery. Claims for personal injury have been made against DePuy and the Company. There are approximately xxx claimants who have filed lawsuits, which are currently pending, regarding injuries allegedly due to the DePuy ASR™ Hip.  The Company has received limited information to date with respect to potential costs associated with this recall. The Company’s product liability accrual has been increased in part due to an increase in anticipated product liability litigation settlements and costs associated with the DePuy ASR™ Hip recall program.  Changes to the accruals may be required in the future as additional information becomes available.

The Company believes that the ultimate resolution of these matters based on historical and reasonably likely future trends is not expected to have a material adverse effect on the Company’s financial position, annual results of operations and cash flows.  The resolution in any interim reporting period could have a material impact on the Company’s results of operations and cash flows for that period.

As requested, we acknowledge that:
•	Johnson & Johnson is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Johnson & Johnson may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 732-524-1831 with any questions or comments you may have.

Sincerely,
/s/ Stephen J. Cosgrove Vice President Corporate Controller Chief Accounting Officer

Copy:	Joel Parker, Accounting Branch Chief Jim B. Rosenberg, Senior Assistant Chief Accountant